Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

IMRIS Inc.

100-1370 Sony Place

Winnipeg, Manitoba T. 763.203.6300

Canada R3T 1N5 F. 204.480.7071 www.imris.com

IMRIS INC.
Consolidated Balance Sheets
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated
(Unaudited)

	June 30, 2014	December 31, 2013

Assets
Current assets
Cash	$ 2,736	$ 6,382
Restricted cash (note 4)	7,500	7,500
Accounts receivable (note 5)	6,637	13,979
Unbilled receivables	7,831	12,080
Inventory (note 6)	9,006	10,005
Prepaid expenses and other	3,595	3,067
	37,305	53,013

Property, plant, and equipment, net	15,028	14,038
Intangibles, net	8,410	8,999
Other assets (note 7)	2,387	3,013
Goodwill	6,498	6,498

Total assets	$ 69,628	$ 85,561

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	$ 10,371	$ 18,335
Deferred revenue	13,544	9,500
Current portion of long term debt	1,839	-
	25,754	27,835

Long term debt, net of discount (note 16)	21,649	21,204
Other liabilities	1,252	1,501
	22,901	22,705

Total liabilities	48,655	50,540

Shareholders' equity
Share capital
Common Shares, unlimited number of voting common
shares authorized; 52,030,966 issued
and outstanding as of June 30, 2014 and
December 31, 2013	166,959	166,959
Additional paid-in capital	12,177	11,337
Deficit	(158,668)	(143,740)
Accumulated other comprehensive income	505	465
	20,973	35,021

Commitments and contingencies (note 14)

Total liabilities and shareholders' equity	$ 69,628	$ 85,561

The accompanying notes are an integral part of these consolidated financial statements.

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IMRIS INC.
Consolidated Statements of Comprehensive Loss
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated
(Unaudited)

	Three months ended		Six months ended
	June 30, 2014	June 30 2013	June 30, 2014	June 30 2013

Sales	$ 4,258	$ 10,226	$ 12,409	$ 18,292
Cost of sales	2,342	7,117	8,568	12,163
Gross profit	1,916	3,109	3,841	6,129

Operating expenses
Administrative	1,839	2,833	3,579	5,243
Sales and marketing	2,008	2,522	3,715	4,781
Customer support and operations	2,388	2,984	4,616	5,420
Research and development	1,761	1,534	3,363	4,273
Amortization and depreciation	702	943	1,469	1,893
Total operating expenses	8,698	10,816	16,742	21,610

Operating loss	(6,782)	(7,707)	(12,901)	(15,481)

Other income (expense)
Gain on asset disposals	12	-	12	-
Foreign exchange	677	(483)	(33)	(1,038)
Interest and other	(1,072)	(3)	(2,127)	(36)
Total other income (expense)	(383)	(486)	(2,148)	(1,074)

Net loss before taxes	(7,165)	(8,193)	(15,049)	(16,555)

Income tax (benefit) provision (note 10)	(138)	10	(121)	26
Net loss	$ (7,027)	$ (8,203)	$ (14,928)	$ (16,581)

Other comprehensive income (loss)
Foreign currency translation adjustment	(513)	440	40	691

Other comprehensive income (loss)	$ (513)	$ 440	$ 40	$ 691

Comprehensive loss for the period	$ (7,540)	$ (7,763)	$ (14,888)	$ (15,890)

Weighted average number of common shares outstanding	52,030,966	51,873,405	52,030,966	49,410,528

Basic and diluted loss per share (note 11)	$ (0.14)	$ (0.16)	$ (0.29)	$ (0.34)

The accompanying notes are an integral part of these consolidated financial statements.

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IMRIS INC.
Consolidated Statements of Shareholders' Equity
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated
(Unaudited)

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balances as of January 1, 2013	46,061,211	$ 147,819	$ 4,861	$ (101,740)	$ (353)	$ 50,587

Comprehensive income (loss)	-	-	-	(42,000)	818	(41,182)

Issuance of stock on exercise of employee stock options	219,755	694	-	-	-	694

Stock based compensation expense for the period	-	-	1,885	-	-	1,885

Amount credited to share capital related to shares and options issued	5,750,000	18,446	(209)	-	-	18,237

Issuance of warrants to purchase common stock	-	-	4,800	-	-	4,800

Balances as of January 1, 2014	52,030,966	$ 166,959	$ 11,337	$ (143,740)	$ 465	$ 35,021

Comprehensive income (loss)	-	-	-	(14,928)	40	(14,888)

Stock based compensation expense for the period	-	-	840	-	-	840

Balances as of June 30, 2014	52,030,966	$ 166,959	$ 12,177	$ (158,668)	$ 505	$ 20,973

The accompanying notes are an integral part of these consolidated financial statements.

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IMRIS INC.
Consolidated Statements of Cash Flows
Expressed in U.S. $000’s except share and per share data
and except as otherwise indicated
(Unaudited)

	Six months ended
	June 30, 2014	June 30, 2013

OPERATING ACTIVITIES
Net loss for the period	$ (14,928)	$ (16,581)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization and depreciation	1,469	1,893
Stock based compensation	840	956
Gain on asset disposals	(12)	-
Advance payment	272	75
Amortization of debt discount and debt issuance costs	851	-
Other	(269)	400
Changes in operating assets and liabilities:
Accounts receivable	7,342	(2,423)
Unbilled receivables	4,249	1,732
Inventory	999	(1,214)
Prepaid expenses and other	(416)	(2,189)
Accounts payable and accrued liabilities	(6,718)	(3,470)
Deferred revenue	4,044	(739)
Net cash used in operating activities	(2,277)	(21,560)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	-	18,666
Proceeds from long-term debt	500	-
Net cash provided by financing activities	500	18,666

INVESTING ACTIVITIES
Restricted cash	-	1,920
Proceeds from sale of assets	5	-
Acquisition of property, plant and equipment	(1,850)	(5,067)
Acquisition of intangibles	(25)	(106)
Net cash used in investing activities	(1,870)	(3,253)

Foreign exchange translation adjustment on cash	1	751

Decrease in cash	(3,646)	(5,396)

Cash, beginning of period	6,382	19,060

Cash, end of period	$ 2,736	$ 13,664

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$ 69	$ 10
Income taxes	44	197

Noncash items during the period:
Payment-in-kind ("PIK") interest	$ 1,175	$ -
Acquisitions of property, plant and equipment included
in accounts payable and accrued liabilities	700	-

The accompanying notes are an integral part of these consolidated financial statements.

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS”, “the Company”, “we”, “us” or “our”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets. Management believes the primary market for the current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

Liquidity

We had cash of $2.7 million and restricted cash of $7.5 million as of June 30, 2014. Cash and restricted cash as of June 30, 2014 decreased $3.6 million from December 31, 2013 due to cash used in operations of $2.3 million for the six-months ended June 30, 2014 primarily related to increased payments to vendors slightly offset by realization of deferred revenue.

While Management believes we will have adequate working capital to fund our operations beyond the next 12 months, it is dependent on our ability to meet our planned business operations, effectively manage our working capital needs and generate positive cash flows from deposits on new order bookings.  If we are not able to attain these plans and generate positive cash flow from customer deposits, we may need to raise additional capital. While there is no guarantee that we can raise additional capital, we have a history of being able to successfully fund the business through the capital markets in the form of equity or debt financing.  If we are not able to raise additional capital, we may need to eliminate or suspend research, development and corporate projects.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These unaudited interim consolidated financial statements do not include all the information and note disclosures required for compliance with U.S. GAAP for annual financial statements. Accordingly, these statements should be read in conjunction with the December 31, 2013 audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP.

In the opinion of Management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. The preparation of these unaudited interim consolidated financial statements requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and the results of operations for the three and six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol $ refer to the U.S. dollar.

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

3.	RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance (ASU 2014-09), Revenue from Contracts with Customers, a standard convergence project with the International Accounting Standards Board (“IASB”). The guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect the guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

4.	RESTRICTED CASH

For the period ended June 30, 2014, and for the year ended December 31, 2013, restricted cash consisted of cash and equivalents held to maintain a minimum cash balance of $7,500 related to our long term debt covenant compliance which is measured at each quarter end (see note 16. Long Term Debt, net of discount).

5.	ACCOUNTS RECEIVABLE

	June 30, 2014	December 31, 2013

Accounts receivable, trade	$ 6,194	$ 13,373
Commodity taxes receivable	14	246
Refundable investment tax credit receivable	411	360
Income tax receivable	18	-
	$ 6,637	$ 13,979

6.	INVENTORY

	June 30, 2014	December 31, 2013

Materials	$ 7,589	$ 8,655
Customer support inventory	602	742
Work in progress	815	608
	$ 9,006	$ 10,005

7.	OTHER ASSETS

	June 30, 2014	December 31, 2013

Collaborative arrangements	$ 1,226	$ 1,497
Debt issuance costs	1,030	1,253
Other	131	263
	$ 2,387	$ 3,013

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2014	December 31, 2013

Trade accounts payable	$ 6,209	$ 8,344
Accruals	2,372	7,669
Payroll related accruals	1,518	2,221
Warranty	70	72
Income tax payable	-	10
Commodity tax payable	202	19
	$ 10,371	$ 18,335

We record a liability for future warranty costs to repair or to replace our products. The warranty term is generally 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. We regularly evaluate the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual for the period:

	Three months ended	Six months ended
	June 30, 2014	June 30, 2014

Balance at beginning of the period	$ 57	$ 72
Accruals	44	87
Utilization	(31)	(89)
Balance at end of the period	$ 70	$ 70

9.	STOCK-BASED COMPENSATION

The following table presents information on stock option activity for the period:

	Number of options	Weighted average exercise price	Average remaining contractual life in years	Aggregate intrinsic value (CDN$)
		(CDN$)
Balance as of January 1, 2014	4,856,982	$ 3.66
Granted	251,515	1.93
Exercised	-	-
Forfeited	(251,739)	3.48
Expired	(178,746)	4.98
Balance as of June 30, 2014	4,678,012	$ 3.52
Exercisable as of June 30, 2014	1,990,681	$ 4.48	3.2	$ -
Vested and expected to vest as of June 30, 2014	4,092,283	$ 3.65	4.0	$ -

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on June 30, 2014 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on June 30, 2014. The total intrinsic value of the stock options exercised during the three months ended June 30, 2014 and 2013, calculated using the average market price during the period, was zero and $17, respectively. The total intrinsic value of the stock options exercised during the six months ended June 30, 2014 and 2013, calculated using the average market price during the period, was zero and $93, respectively.

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

9.	STOCK-BASED COMPENSATION (continued)

The following assumptions were used in the calculation of the fair value of options granted in the six month period using the Black-Scholes option-pricing model:

June 30, 2014

Number of options granted during the period	251,515
Weighted average grant date fair value of stock options granted during the period (CDN$)	$1.02
Risk-free interest rate	1.61%
Dividend yield	0%
Expected life of the options	4.94 years
Expected volatility of the underlying stock	62.12%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

The following table presents information on unvested stock options for the period:

	Number of options	Weighted average grant date fair value
		(CDN$)
Balance as of January 1, 2014	3,158,353	$ 1.53
Granted during the period	251,515	1.02
Vested during the period	(572,312)	1.93
Forfeited during the period	(150,225)	1.27
Balance as of June 30, 2014	2,687,331	$ 1.41

As of June 30, 2014, there was $2,577 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.4 years. The total fair value of stock options vested during the six months ended June 30, 2014 and 2013 was $1,011 and $783, respectively. The weighted average grant date fair value (CDN$) of options granted during the six months ended June 30, 2013 was $1.58.

10.	INCOME TAX (BENEFIT) PROVISION

For the three months ended June 30, 2014 and 2013, our income tax (benefit) expense was ($138) and $10. For the six months ended June 30, 2014 and 2013, our income tax (benefit) expense was ($121) and 26. We have not recorded a deferred tax asset as of June 30, 2014 or December 31, 2013 because a valuation allowance has been provided against the full amount of the deferred tax assets for both periods.

As of June 30, 2014 and December 31, 2013, we have no unrecognized income tax benefits and have not accrued any amounts for interest or penalties related to unrecognized income tax benefits.

We file tax returns in Australia, Belgium, Canada, Japan, Germany, Singapore and the United States. With limited exception, we are no longer subject to income tax examinations by taxing authorities for taxable years before 2010 in Canada and the United States and before 2008 for other jurisdictions.

As of January 1, 2014, as part of transitioning our operations from Winnipeg to Minnesota, IMRIS Inc., our parent company, sold to IMRIS, Inc. (USA), our subsidiary in the United States, certain assets and assumed certain liabilities. The assets and liabilities where exchanged at fair value. As a result of the transaction, IMRIS Inc. recognized a tax gain currently estimated at approximately $21,400. However, due to available tax attributes the net tax impact was immaterial.

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

11.	BASIC AND DILUTED LOSS PER SHARE

When we are in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. As of June 30, 2014 and 2013, 9,139 and 218,510 stock options could potentially dilute basic earnings per share (EPS) in the future. These options were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

12.	SEGMENTED INFORMATION

We operate as one business segment. We develop, assemble and install VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

13.	FINANCIAL INSTRUMENTS

We adhere to FASB Accounting Standards Codification 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

Our financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below. For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as of June 30, 2014 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$ 2,736	$ -	$ -
Restricted cash	7,500	-	-
	$ 10,236	$ -	$ -

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

13.	FINANCIAL INSTRUMENTS (continued)

Financial assets and liabilities measured at fair value as of December 31, 2013 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$ 6,382	$ -	$ -
Restricted cash	7,500	-	-
	$ 13,882	$ -	$ -

14.	COMMITMENTS AND CONTINGENCIES

We periodically enter into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require us to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevent us from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. We have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

15.	RESTRUCTURING COSTS

In 2012, we announced our plan to move our operations to the U.S. in order to be closer to our customers and to have access to critical suppliers and personnel. The following is a roll-forward of the accrued liability related to restructuring costs. Adjustments are primarily the reversal of prior period accruals for employee severance and retention and as well as foreign exchange rate fluctuations. The accruals were no longer necessary because the employees voluntarily terminated their employment before the retention and severance date. The relocation is substantially complete.

	One-time employee termination benefits	Contract termination costs	Other associated costs

Balance as of December 31, 2011	$ -	$ -	$ -
Incurred	1,383	-	72
Paid	(42)	-	-
Adjustments	-	-	-
Balance as of December 31, 2012	$ 1,341	$ -	$ 72
Incurred	-	2,125	3,619
Paid	(879)	-	(2,800)
Adjustments	(305)	-	(261)
Balance as of December 31, 2013	$ 157	$ 2,125	$ 630
Incurred	-	-	76
Paid	(63)	(412)	(392)
Adjustments	-	69	-
Currency effect	-	(51)	-
Balance as of June 30, 2014	$ 94	$ 1,731	$ 314

The following is a summary of costs by income statement classification for the three months ended June 30, 2014:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$ -	$ -	$ 48
Sales and marketing	-	-	-
Customer support and operations	-	-	23
Research and development	-	-	-
Total	$ -	$ -	$ 71

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

15.	RESTRUCTURING COSTS (continued)

The following is a summary of costs by income statement classification for the three months ended June 30, 2013:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$ (14)	$ -	$ 204
Sales and marketing	(13)	-	13
Customer support and operations	(43)	-	319
Research and development	(50)	-	181
Total	$ (120)	$ -	$ 717

The following is a summary of costs by income statement classification for the six months ended June 30, 2014:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$ -	$ 69	$ 35
Sales and marketing	-	-	5
Customer support and operations	-	-	36
Research and development	-	-	-
Total	$ -	$ 69	$ 76

The following is a summary of costs by income statement classification for the six months ended June 30, 2013:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$ (40)	$ -	$ 575
Sales and marketing	(1)	-	2
Customer support and operations	(69)	-	544
Research and development	(135)	-	448
Total	$ (245)	$ -	$ 1,569

16.	LONG TERM DEBT, NET OF DISCOUNT

On September 16, 2013, we entered into several agreements pursuant to which the Deerfield Management Company, L.P. (“Deerfield”) agreed to provide us $25.0 million in funding, which occurred the same day. Pursuant to the terms of the Facility Agreement, we issued Deerfield promissory notes in the aggregate principal amount of $25.0 million. The long-term debt is repayable over five years, with equal payments of the principal amount due on the third, fourth and fifth anniversaries of the date of the disbursement, except if IMRIS achieves certain revenue targets as measured at each anniversary date, upon which it can elect to defer each of the principal payments to subsequent anniversary dates to maturity on its fifth anniversary date. Deerfield may also elect at its option to defer principal payments due on the aforementioned anniversary periods.

The debt agreement contains a covenant which requires us to maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end.

The long-term debt requires interest at 9.0% per annum, payable quarterly. Interest accrued on each of the first five quarters is not paid but is added to the outstanding principal of the notes, resulting in PIK interest of $1,840 as of June 30, 2014 and $665 as of December 31, 2013.

The Company paid Deerfield a facility fee of $0.5 million and $1.4 million to other professionals involved in the completion of the Facility Agreement. These costs are capitalized and are being amortized over 5 years using the interest method.

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IMRIS Inc. Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data and except as otherwise indicated June 30, 2014 (Unaudited)

16.	LONG TERM DEBT, NET OF DISCOUNT (continued)

In connection with the Facility Agreement, we issued Deerfield seven-year warrants (the “Deerfield Warrants”) to purchase 6,100,000 shares of the Company’s common stock at an exercise price of $1.94 per share. The exercise of the Deerfield Warrants can be satisfied through a reduction in the principal amount of our outstanding indebtedness to Deerfield, at our option.

We recorded the promissory notes with an aggregate principal amount of $25.0 million at its face value less a note discount of $4.8 million representing the fair value of the notes and its associated warrants. The note discount is amortized using the interest method.

In February 2014, we entered into a loan agreement with the City of Minnetonka, Minnesota (“the City”), where the Minnesota Department of Employment and Economic Development has granted us $500 for the purchase and installation of furniture, machinery and equipment and infrastructure improvements necessary for the installation of the aforementioned items. The term of the loan is five years, and bears an interest rate of zero percent. In the event we can document that we have created 75 full-time equivalent jobs at our Minnesota location by February 22, 2015, the City will forgive up to $350 of the loan, with equal monthly payments of the remaining principal balance due beginning January 2016 through January 2019. The loan agreement contains covenants related to financial reporting and notification and is secured by the assets purchased with the loan funds.

The fair value of the long-term debt approximates the carrying amount included in the consolidated financial statements. Management estimated the fair value of the long-term debt using Level 2 and Level 3 inputs based on recent financing transactions and on the discounted estimated future cash payments to be made on such long-term debt. The discount rate estimated reflects Management’s judgment as to what the approximate current lending rates for notes or group of notes with similar maturities and credit quality would be if credit markets were operating efficiently and assigns a range of likelihoods to whether the notes will be outstanding through maturity or paid early. Present value has been utilized to estimate the amounts required to be disclosed.

Interest and other expense includes interest expense, debt discount amortization, debt issuance cost amortization, and bank fees (net). Interest and other expense for the three months ended June 30, 2014 includes interest expense of $597, debt discount amortization of $308 and debt issuance cost amortization of $122. Interest and other expense for the six months ended June 30, 2014 includes interest expense of $1,175, debt discount amortization of $609 and debt issuance cost amortization of $242. The remainder is other net interest income/expense and banking fees.

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